

Mail Stop 3561

March 24, 2009

Todd M. Hornbeck
Chief Executive Officer
Hornbeck Offshore Services, Inc.
103 Northpark Boulevard, Suite 300
Covington, LA 70433

> **Re: Hornbeck Offshore Services, Inc.**
> **File Number: 001-32108**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Schedule 14 filed 4/15/2008**

Dear Mr. Hornbeck:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel Morris
Attorney-Advisor